16003481

SEC
Mail Processing
Section

FEB 24 2016

Washington DC
409

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RMS

SEC FILE NUMBER
8-66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One PPG Place, Ste. 1700
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Linzer (412) 261-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct., Suite 500 (Address) Auburn Hills (City) MI (State) 48326 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

NOTARIAL SEAL
SUSAN M PAULAUSKAS
Notary Public
PITTSBURGH CITY, ALLEGHENY COUNTY
My Commission Expires Jun 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP (a Pennsylvania corporation) (the "Company") as of and for the year ended December 31, 2015 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 22, 2016

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	405,086
Accounts receivables, net of allowances of $1,595		
Billed		99,051
Unbilled		8,000
Due from affliated entity/owner (Note 5)		11,982
Other assets		11,745
Total Assets	**$**	**535,864**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	13,463
Partners' capital (Note 2)		522,401
Total Liabilities and Partners' Capital	**$**	**535,864**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2015

Revenues		
Billings	$	1,162,327
Expenses		
Employee compensation and benefits (Note 7)		563,972
Regulatory fees and expenses		15,971
Occupancy (Note 5)		36,000
Marketing expense		23,265
Professional services		18,853
Management fees (Note 5)		169,341
Other operating expenses, net of reimbursed expenses of $53,726		58,022
Total expenses		885,424
Net Income		276,903
Partners' Capital at December 31, 2014		570,231
Partner contributions		5,267
Partner distributions		(330,000)
Partners' Capital at December 31, 2015	**$**	**522,401**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	276,903
Bad debt expense		1,595
Changes in:		
Receivables		36,169
Other assets		2,585
Due to/from affiliated entity/owner		(17,114)
Accounts payable, accrued expenses, and other liabilities		(3,098)
Net Cash Provided by Operating Activities		297,040
Cash Flows from Financing Activities		
Partner contributions		5,267
Partner distributions		(330,000)
Net Cash Used in Financing Activities		(324,733)
Net Decrease in Cash and Cash Equivalents		(27,693)
Cash and Cash Equivalents at Beginning of Year		432,779
Cash and Cash Equivalents at End of Year	**$**	**405,086**

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under SEC Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting.

Revenue Recognition - Revenue from non-refundable retainer fees is deferred and recognized systematically over the periods in which the services are delivered. Revenues from investment banking service commissions completed on a best-efforts basis are recognized upon completion of the transaction as outlined in related contracts.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. A $1,595 allowance was recorded at December 31, 2015.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 22, 2016, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $390,028 ($391,623 as reported on net capital schedule less the $1,595), which was $385,028 above the required net capital of $5,000. The Company had aggregate indebtedness of $13,463 at December 31, 2015.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $169,341 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2015. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2015.

Amounts due from affiliated entities totaled $10,942 as of December 31, 2015.

Amounts due from shareholders totaled $1,040 as of December 31, 2015.

Note 6 - Concentration

During the year ended December 31, 2015, three customers accounted for approximately 71 percent of total revenue and one customer accounted for approximately 74 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued employer contributions total $9,114 for 2015, to be paid in 2016.

Schneider Downs Corporate Finance, LP

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net Capital		
Total partners' capital	$	522,401
Deductions and/or charges		
Non-allowable assets:		
Receivables		(107,051)
Other assets		(23,727)
Net capital before haircuts on securities		391,623
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	**$**	**391,623**
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	13,463
Total Aggregate Indebtedness	**$**	**13,463**
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	386,623
Excess at 1000%	$	390,276
Ratio: Aggregate indebtedness to net capital		3%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2015)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Schneider Downs Corporate Finance, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption provisions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 22, 2016

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 1, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Schneider Downs Corporate Finance, LP is a broker/dealer registered with the SEC and FINRA
- Schneider Downs Corporate Finance, LP claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015
- Schneider Downs Corporate Finance, LP has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2015, without exception.

Don A. Linzer, CEO

2-1-16

Date

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Schneider Downs Corporate Finance, LP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Schneider Downs Corporate Finance, LP's compliance with the applicable instructions of Form SIPC-7. Schneider Downs Corporate Finance, LP's management is responsible for Schneider Downs Corporate Finance, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries , noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1668**********************MIXED AADC 220
066791 FINRA DEC
SCHNEIDER DOWNS CORPORATE FINANCE LP
1 PPG PL STE 1700
PITTSBURGH PA 15222-5416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Cobetto
614-586-7136

2. A. General Assessment (item 2e from page 2) $ 2904
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1000)
   7-23-15
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1904
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1904
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1904
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Schneider Downs Corporate Finance, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of February, 2016.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,162,327
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and *(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less* from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest / Misc Income (Deductions in excess of $100,000 require documentation)	<855>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	<855>
2d. SIPC Net Operating Revenues	$ 1,161,472
2e. General Assessment @ .0025	$ 2904 (to page 1, line 2.A.)